Exhibit 99.1

111 Announces Changes to its Board of Directors

SHANGHAI, May 16, 2019 — 111, Inc. (NASDAQ: YI) (“111” or the “Company”), a leading integrated online and offline healthcare platform, today announced that Dr. Leon Lian Yong Chen has been appointed as a new member to the board of directors. Meanwhile, Mr. Harry Chi Hui will no longer serve as a director for personal reasons. Both changes will be effective immediately.

Dr. Chen is CEO and a founding partner of 6 Dimensions Capital, a major healthcare investment firm with coverage across China and the United States. A seasoned life sciences venture capitalist, management executive, entrepreneur and scientific inventor, Dr. Chen founded Frontline BioVentures in 2012, which merged with WuXi Healthcare Ventures in May 2017 to form 6 Dimensions Capital.  A PhD graduate of the University of Louvain-La-Neuve with an undergraduate degree from Peking University, Dr. Chen conducted post-doctoral work at the Massachusetts Institute of Technology and is the holder of six issued United States patents. He was a key member of the discovery team of Zytia/Vytorin, a multimillion dollar drug, while working with Schering-Plough, now part of Merck & Co., the pharmaceutical giant. As a management consultant, his past affiliations include McKinsey & Company in Brussels, Belgium; Ernst & Young in Palo Alto, California; and Life Science Strategic Consulting in San Francisco, Californa.

“I would like to warmly welcome Leon to the board,” said Mr. Junling Liu, Chairman and Chief Executive Officer of 111. “Leon has extensive knowledge and expertise in life sciences, pharmaceuticals and the biotech sector, as well as wide experience in management, strategy, and the capital markets. He will make a great addition to the team as we build the largest integrated online and offline healthcare platform in China, powered by technology and meeting the needs of Chinese healthcare consumers. I would also like to express my heartfelt thanks to Harry for his dedication and substantial contribution to 111 during the many years he served on our board of directors.”

About 111, Inc.

111, Inc. (NASDAQ: YI) (“111” or the “Company”) is a leading integrated online and offline healthcare platform in China. The Company provides hundreds of millions of consumers with better access to pharmaceutical products and medical services directly through its online retail pharmacy and indirectly through its offline pharmacy network. 111 also offers online medical services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation and electronic prescription services. In addition to providing direct services to consumers through its online retail pharmacy, 111 also enables offline pharmacies to better serve their customers. The Company’s online wholesale pharmacy, 1 Drug Mall, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. The Company’s new retail platform, by integrating the front and back ends of the pharmaceutical supply chain, has formed a smart supply chain, which transforms the flow of pharmaceutical products to pharmacies and modernizes how they serve their customers.

For more information on 111, please visit http://ir.111.com.cn

For more information, please contact:

111, Inc.

ir@111.com.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com